UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of January 2024

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

On December 27, 2023, Korea Electric Power Corporation (“KEPCO”) sold a 14.77% equity interest in, or 5,645,094 common shares of, KEPCO Engineering & Construction Co., Inc. (“KEPCO E&C”) at a price of Won 62,200 per share through an over-the-counter market trade with third party investors. This sale was made pursuant to the Korean government’s plans to improve the financial stability of KEPCO.

Following such sale, KEPCO holds a 51.00% equity interest in KEPCO E&C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name:	Park, WooGun
Title:	Vice President

Date: January 4, 2024